UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F __X__                                                      Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ____                                                      No _ X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: April 7, 2010

     Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498

     Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES ITS CONSIDERATION OF A POTENTIAL ACQUISITION OF ALL OF ALON ISRAEL OIL CO.'S SHAREHOLDINGS IN DOR ALON ENERGY LTD.

ROSH HAAYIN, Israel – April 7, 2010 – Blue Square – Israel Ltd. (NYSE: BSI) (the "Company") announced that it is considering a transaction with its controlling shareholder, Alon Israel Oil Co. ("Alon"), pursuant to which the Company would acquire from Alon all of Alon's 80.05% holdings in Dor Alon Energy in Israel Ltd. ("Dor Alon"), a publicly traded company listed on the Tel Aviv Stock Exchange (the "Acquisition").

Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations and convenience stores.  As of March 10, 2010, Dor Alon supplied motor fuels and other petroleum products to 183 public retail outlets operating under the “Dor Alon” brand and operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” and 44 convenience stores operated by the AM:PM chain of stores. Dor Alon's sales and operating income in 2009 were approximately NIS 6,247 million and NIS 183 million, respectively. Dor Alon trades on the Tel Aviv Stock Exchange (“TASE”).

In exchange for the shares in Dor Alon, the Company would issue to Alon shares of the Company (which would materially increase the capital of the Company). Within the framework of the Acquisition, the Company is considering distributing a dividend, after the share issuance, to the Company's shareholders not out of profits, which would be subject to the approval of the Israeli courts and to the completion of the Acquisition.

David Wiessman, the executive chairman of the Company said: “The Acquisition would combine the retail operations of the Company and Dor Alon into one group creating the largest retail group in Israel.  Additionally, the Acquisition could enable the Company to achieve a strong foothold in the convenience store sector and enable substantial synergies and cost savings when combining the retail platforms of both parties.”

At this stage, the parties have not agreed on the terms of such a transaction, and there is no guarantee that the transaction will occur or that the dividend will be paid. The Acquisition would be subject to approval of the Company's Audit committee, Board of Directors and general meeting of shareholders, to the approval of the said dividend distribution by the Israeli courts, as well as customary closing conditions and necessary anti-trust approvals, if applicable.

*  *  *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.